                                                               Page 1 of 7 pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 4

                                       to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     Entravision Communications Corporation
                     --------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
                         -------------------------------
                         (Title of Class and Securities)


                                   29382R 10 7
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                          Univision Communications Inc.
                      1999 Avenue of the Stars, Suite 3050
                          Los Angeles, California 90067
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 28, 2000
            --------------------------------------------------------
            (Date of Event, Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition, which is the subject of this Schedule 13D and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this Statement: [ ]


                         (continued on following pages)

                                Page 1 of 7 pages

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                                                              Page 2 of 7 pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Person

         Univision Communications Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group:                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
         BK, WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                    0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                       36,926,323
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                       0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                       36,926,323
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     36,926,323
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     42.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     CO
-------------------------------------------------------------------------------


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                                                              Page 3 of 7 pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Person

                  A. Jerrold Perenchio
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group:                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         U.S. CITIZEN
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                    0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                       36,926,323
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                       0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                       36,926,323
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     36,926,323
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     42.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------


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                                                               Page 4 of 7 pages

                                    PREAMBLE

     The filing of this Schedule 13D is not, and should not be, an admission that such 13D is required to be filed. See discussion under Item 2.

Item 1. SECURITY AND ISSUER.

     The classes of equity security to which this statement on Schedule 13D relates is the Class A common stock ("Securities") of Entravision Communications Corporation (the "Issuer"), a Delaware corporation, with principal offices located at 2425 Olympic Blvd., Suite 6000 West, Santa Monica, CA 90404. Of the 36,926,323 shares of Class A common stock to which this Schedule 13D relates, 21,983,392 shares are shares of Class C common stock of the Issuer convertible by Univision Communications Inc., a Delaware corporation ("Univision") at any time.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In connection with Issuer's reorganization on August 7, 2000, Univision exchanged the $120,000,000 promissory note and option it had acquired from the Issuer's predecessor for 21,983,392 shares of the Issuer's Class C common stock. Univision purchased 6,464,542 shares of the Issuer's Class A common stock offered by the Issuer in its initial public offering directly from the Issuer on August 7, 2000 for approximately $100,000,000. The remaining Class A shares were purchased in the open market between August 7, 2000 and the date this Amendment No. 4 to Schedule 13D is being filed other than 1,484,889 Class A shares that Univision purchased in a private transaction on November 28, 2000. The Reporting Persons used bank borrowings under their credit facility with a syndicate of commercial banks and other lenders and working capital for all purchases of the Class A shares.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number of Securities to which this Schedule 13D relates is 36,926,323 shares, representing 32.0% of the outstanding 115,287,988 shares of the Issuer's Class A common stock (assuming the Issuer's Class B and Class C common stock have been converted). A total of 21,983,392 of the Securities are Class C shares that may be converted at any time by the Reporting Persons to Class A shares. The conversion ratio is 1:1.

     Mr. Perenchio may be deemed to have beneficial ownership of the Securities beneficially owned by Univision (although he specifically disclaims such beneficial ownership). The remaining Covered Persons disclaim beneficial ownership of the Securities.

     (b) Each of the Reporting Persons has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Securities reported for it. The remaining Covered Persons disclaim beneficial ownership of the Securities.

     (c) Information with respect to all transactions in the Securities which were effected during the past sixty days by each of the Reporting Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

                                       4

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                                                               Page 5 of 7 pages

     (d)  Not applicable.

     (e)  Not applicable.




                                       5

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                                                               Page 6 of 7 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 2000

                                       Univision Communications Inc.



                                       By:  /s/ Robert V. Cahill
                                          ------------------------------------
                                            Robert V. Cahill
                                            Vice President and Secretary



                                            /s/ A. Jerrold Perenchio
                                          ------------------------------------
                                            A. Jerrold Perenchio




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                                                               Page 7 of 7 pages

                                                                     SCHEDULE II


                           INFORMATION WITH RESPECT TO
               TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D(1)


                                                         AVERAGE
             DATE             SHARES PURCHASED           PRICE(2)
             11/13/00         35,000                     $16.29

             11/14/00         4,100                      $16.06

             11/15/00         21,000                     $15.88

             11/28/00         1,484,889(3)               $16.25


-----------------

1 Unless otherwise indicated, all transactions were effected by Univision on the New York Stock Exchange.

2    Price excludes commissions.

3    Purchased by Univision in a private transaction.